UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-40529

Missfresh Limited

(Registrant’s Name)

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Missfresh Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On December 13, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on November 14, 2022, containing an audit report issued by Shandong Haoxin Certified Public Accountants Co., Ltd., a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Shandong Haoxin Certified Public Accountants Co., Ltd. is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

Missfresh Limited is a company controlled by Mr. Zheng Xu, who held 72.8% of the total voting power of the Company as of June 30, 2023. In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity of mainland China.

Based on the examination of Missfresh Limited’s register of members as well as the Schedule 13Gs and the amendments thereto filed by the major shareholders of Missfresh Limited, other than Freshking Limited, Tencent Entities and Xiamen Missfresh Equity Investment Partnership (Limited Partnership), no shareholder beneficially owned 5% or more of Missfresh Limited’s total outstanding ordinary shares as of June 30, 2023. Additionally, except for Xiamen Missfresh Equity Investment Partnership (Limited Partnership), none of these shareholders was owned or controlled by a governmental entity of mainland China.

•	Freshking Limited is a British Virgin Islands company wholly owned and controlled by Mr. Zheng Xu, the founder, chairman of the board of directors and chief executive officer of the Company. As of June 30, 2023, Freshking Limited beneficially owned 68,890,418 Class A ordinary shares of the Company, which represented 9.4% of the issued and outstanding ordinary shares and 58.0% of the total voting power of the Company as of June 30, 2023.

•	Tencent Entities are referred to Image Frame Investment (HK) Limited and Tencent Mobility Limited, which are beneficially owned by Tencent Holdings Limited, a limited liability company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. To the Company’s knowledge, each of Tencent Entities is not owned or controlled by a governmental entity of mainland China. As of December 31, 2021, Tencent Entities beneficially owned 55,578,319 Class B ordinary shares of the Company, as reported on a Schedule 13G/A filed by Tencent Holdings Limited and Image Frame Investment (HK) Limited on February 10, 2022. Assuming Tencent Entities’ shareholding does not change since December 31, 2021 and based on the total outstanding shares of the Company as of June 30, 2023, it represented 7.6% of the issued and outstanding ordinary shares and 2.3% of the total voting power of the Company as of June 30, 2023.

•	Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in mainland China, with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government. As of June 30, 2023, Xiamen Missfresh Equity Investment Partnership (Limited Partnership) beneficially owned 54,994,026 Class B ordinary shares of the Company, which represented 7.5% of the issued and outstanding ordinary shares and 2.3% of the total voting power of the Company as of June 30, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on August 3, 2023, for more details. In addition, Suzhou Industrial Park Prosperity Fresh Enterprise owned 0.9% of the Company’s total outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the Company’s best knowledge, Suzhou Industrial Park Prosperity Fresh Enterprise is a company incorporated in mainland China, 99.6% of whose equity is directly or indirectly owned by Changshu Economic Development Zone Administration Committee, Changshu Municipal Bureau of Finance, and Changshu State-owned Capital Investment Operation Group Co. Ltd. As a result, governmental entities in mainland China indirectly owned 8.4% of the Company’s total outstanding ordinary shares and held 2.6% the Company’s aggregate voting power of the Company. To the Company’s best knowledge, no other governmental entities in mainland China owned any shares of Missfresh Limited as of June 30, 2023. Based on the foregoing, the governmental entities in mainland China did not have a controlling financial interest in Missfresh Limited as of June 30, 2023.

In addition, the Company is not aware of any governmental entity of China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Missfresh Limited

	By:	/s/ Zheng Xu
	Name:	Zheng Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 3, 2023